# LOAN AND SECURITY AGREEMENT

This LOAN AND SECURITY AGREEMENT (this "Agreement") is entered into as of March 31, 2017, among Dynatronics Corporation, a Utah corporation ("Dynatronics"), and Hausmann Enterprises, LLC, a Utah limited liability company ("Enterprises," and together with Dynatronics, individually and collectively, jointly and severally, "Borrower" or "Borrowers"), each with an address of 7030 Park Centre Drive, Cottonwood Heights, UT 84121, and Bank of the West, a California banking corporation, with an address of 2527 Camino Ramon, San Ramon, CA 94583 ("Lender").

FOR VALUE RECEIVED, and in consideration of the granting by Lender of financial accommodations to or for the benefit of Borrower, including without limitation respecting the Obligations (as hereinafter defined), Borrower represents to and agrees with Lender, as of the date hereof and as of the date of each loan, credit and/or other financial accommodation, as follows:

## 1. THE LOAN

1.1 Loan(s). Subject to the terms and conditions of this Agreement and the other Loan Documents (including, without limitation, compliance with the financial covenants set forth in Sections 5.15(a) and (c)), Lender agrees, from time to time, in its sole discretion, to make one or more revolving loans (each, a "Loan," and collectively, the "Loans"), and to issue Letters of Credit (as defined herein) to or for the account of Borrower in an aggregate at any one time outstanding not to exceed $1,000,000.00, upon Borrower's request therefor, such Loans and Letters of Credit in an aggregate amount at any one time outstanding not to exceed $8,000,000.00 (the "Maximum Amount"), subject to the terms and conditions set forth herein; provided there is no continuing uncured Event of Default (as defined herein) or any condition or event which would upon notice or lapse of time, or both, constitute an Event of Default. Loans shall be, and, in addition to applications, Letters of Credit may be evidenced by one or more notes issued by Borrower in favor of Lender (collectively, and each a "Note"). This Agreement, each Note, each application for a Letter of Credit and any and all other documents, substitutions, modifications, extensions, amendments or renewals executed and delivered in connection with any of the foregoing are collectively hereinafter referred to as the "Loan Documents".

1.2 Loan Account(s). One or more accounts shall be opened on the books of Lender in which a record will be kept of all Loans, and all payments thereon and other appropriate debits and credits as provided by the Loan Documents.

1.3 Interest. Interest respecting the Loan(s) will be charged to Borrower on the principal amount from time to time outstanding at the interest rate specified in the Note(s) in accordance with the terms of the Note(s).

1.4 Repayment. All Loans and advances made respecting any Loan shall be payable to Lender on or before the Expiration Date of the respective Note.

1.5 Authorized Persons; Advances. Borrower, or any Person otherwise authorized in this paragraph, may request discretionary Loans hereunder, either orally or otherwise, but Lender at its option may require that all requests for Loans hereunder shall be in writing. Lender shall incur no liability to Borrower in acting upon any request referred to herein which Lender believes in good faith to have been made by an authorized Person or Persons. Each Loan hereunder may be credited by Lender to any deposit account of Borrower with Lender or with any other bank with which Borrower maintains a deposit account, or may be paid to Borrower (or as Borrower instructs) or may be applied to any Obligations, as Lender may in each instance elect.

1.6 Periodic Statement. At the option of Lender, Lender will render to Borrower a statement of the Loan accounts, showing all applicable credits and debits. Each statement shall be considered correct and to have been accepted by Borrower and shall be conclusively binding upon Borrower in respect of all charges, debits and credits of whatsoever nature contained therein respecting the Loans, and the closing balance shown therein, unless Borrower notifies Lender in writing of any discrepancy within 30 days from the mailing by Lender to Borrower of any such statement.

## 2. DEFINITIONS

2.1 Definitions. The following definitions shall apply to this Agreement:

(a) "Account" means, individually and collectively as the context so requires, any and all accounts, chattel paper and general intangibles owed or owing to Borrower by Debtors, whether now owned or hereafter acquired by Borrower, or in which Borrower may now have or hereafter acquire any interest.

(b) "Acquisition" means the acquisition in a single transaction or a series of related transactions of either (i) all or any substantial portion of the property of, or line of business or division of, another Person or (ii) at least a majority of the Equity Interests of another Person entitled to vote for members of the board of directors or equivalent governing body of such Person, in each case whether or not involving a merger or consolidation with such other Person.

(c) “Adjusted EBITDA” means, as of any date of calculation and for any period, the sum of Net Income plus Interest Expense plus taxes plus depreciation and amortization expense (as reported on the applicable Person’s cash flow statement) plus stock-based compensation plus transaction costs, fees and expenses of the Hausmann Acquisition (not to exceed $900,000.00) plus transaction costs, fees and expenses of any other Permitted Acquisition (not to exceed for any Permitted Acquisition the lesser of (i) five (5)% of cash consideration paid by Borrower in such Permitted Acquisition and (ii) $1,000,000.00) plus for any twelve month period ending on or prior to February 28, 2018, non-recurring severance and employee expenses paid prior to March 31, 2017 (not to exceed $848,000 for the twelve month periods ended March 31, 2017, April 30, 2017 and May 31, 2017, $81,000 for the twelve month periods ended June 30, 2017, July 31, 2017 and August 31, 2017, $36,000 for the twelve month periods ended September 30, 2017, October 31, 2017 and November 30, 2017, or $4,000 for the twelve month periods ended December 31, 2017, January 31, 2018 and February 28, 2018) minus non-cash gains (including, without limitation, deferred gains attributable to sale/leaseback transactions), plus inventory reserve expense related to Amerinet GPO incurred through May 31, 2017 (not to exceed $100,000), plus, for any twelve month period ending prior to April 30, 2017, $91,000. For the first twelve full months after any Permitted Acquisition, Adjusted EBITDA of the Person or business acquired shall be calculated as set forth below:

| Time period after Acquisition: | Adjusted EBITDA calculation for the Person or business acquired: |
|---|---|
| Closing of the Acquisition to the first date thereafter when Borrower delivers the financial statements required by Section 5.3(b) | Adjusted EBIDTA of the Person or business acquired calculated on a Pro Forma Basis for the most recently completed twelve month period prior to the Acquisition and satisfactory to Lender in its reasonable discretion |
| One through three full calendar months following acquisition | Adjusted EBITDA of the Person or business acquired in the time period since the Acquisition multiplied by (i) if one full calendar month has elapsed since the Acquisition, twelve (12), (ii) if two full calendar months have elapsed since the Acquisition, six (6), or (iii) if |

| | |
|---|---|
| | three full calendar months have elapsed since the Acquisition, four (4) |
| Four through twelve full calendar months following acquisition | Adjusted EBITDA of the Person or business acquired divided by the number of full calendar months elapsed since the Acquisition, multiplied by twelve (12) |

(d) "Agreement" has the meaning specified in the introductory paragraph to this Agreement.

(e) "Borrower" has the meaning specified in the introductory paragraph to this Agreement.

(f) "Borrowing Base" means, as determined by Lender from time to time:

the lesser of:

(i) the sum of (A) 80% of the aggregate amount of Eligible Accounts of Borrower minus Dilution Reserves; plus (B) 15% of the Value of Eligible Raw Materials and Purchased Components Inventory of Borrower; plus (C) 48% of the Value of Eligible Finished Goods Inventory of Borrower; minus (D) amounts secured by Statutory Liens and Reserves other than Dilution Reserves; and

(ii) the Maximum Amount.

(g) "Business Day" shall mean a day, other than a Saturday or Sunday, on which commercial banks are open for business in California, and, with respect to a LIBOR Rate or One-Month LIBOR Rate (as such terms are defined in the Note), a day on which dealings are carried on in the London interbank market and banks are open for business in London.

(h) "Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).

(i) "Cash Dominion Account" has the meaning specified in Section 3.3(a).

(j) "CFC" means a Person that is a controlled foreign corporation under Section 957 of the Code.

(k) "Code" means the Internal Revenue Code of 1986, as amended.

(l) "Collateral" means all of Borrower's present and future right, title and interest in and to any and all of the personal property of Borrower whether such property is now existing or hereafter created, acquired or arising and wherever located from time to time, including without limitation:

(i) accounts;

(ii) chattel paper;

(iii) goods;

(iv) inventory;

(v) equipment;

(vi) fixtures;

(vii) farm products;

(viii) instruments;

(ix) investment property;

(x) documents;

(xi) commercial tort claims;

(xii) deposit accounts;

(xiii) letter-of-credit rights;

(xiv) general intangibles;

(xv) supporting obligations; and

(xvi) records of, accession to and proceeds and products of the foregoing.

Terms used in this definition that are defined in the UCC are used in this Agreement with the meanings given to such terms in the UCC.

(m) "Collateral Access Agreement" means a landlord waiver, bailee letter or acknowledgement agreement of any lessor, warehouseman, processor, consignee or other Person in possession of, having a lien upon, or having rights or interests in inventory, other goods or other Collateral, in each case, in form and substance reasonably satisfactory to Lender, and that has not been revoked or limited or had its enforceability or validity contested by any signatory thereto, by operation of law, legal proceeding or otherwise.

(n) "Compliance Certificate" has the meaning specified in Section 5.3(c) of this Agreement.

(o) "Consolidated Fixed Charge Coverage Ratio" means, as of any date of determination and for any period, for Borrowers and their Subsidiaries on a consolidated basis, (i) Adjusted EBITDA minus taxes paid in cash minus Unfinanced Capital Expenditures minus dividends paid in cash minus amounts paid to repurchase Equity Interests divided by (ii) the Current Portion of Long Term Debt plus Interest Expense.

(p) "Consolidated Leverage Ratio" means, for any period, for Borrowers and their Subsidiaries on a consolidated basis, Total Funded Indebtedness divided by Adjusted EBITDA.

(q) "Current Portion of Long-Term Debt" means, as of any date of determination, the scheduled capital lease payments and scheduled principal payments due within the next twelve calendar months.

(r) "Debtors" means Borrower's customers who are indebted to Borrower.

(s) "Default" means an event that, with the passage of time or giving of notice or both, would be an Event of Default.

(t) "Dilution" means, as of any date of determination, a percentage based on the experience of the immediately prior period reasonably selected by Lender, that is the result of dividing the U.S. dollar amount of (a) bad debt write-downs, discounts, allowances, credits, and other dilutive items with respect to Borrower's Accounts during such period by (b) Borrower's billings with respect to such Accounts during such period.

(u) "Dilution Reserves" means, as of any date of determination, an amount sufficient to reduce the advance rate against Eligible Accounts by one percentage point (or fraction thereof) for each percentage point (or fraction thereof) by which Dilution is in excess of five percent (5%).

(v) "Dynatronics" has the meaning specified in the introductory paragraph of this Agreement.

(w) "Eligible Account" means, at any time, the gross amount, less returns, discounts, credits or offsets of any nature, of the Accounts created in the ordinary course of business owing to Borrower by Debtors containing selling terms not exceeding ninety (90) days, but excluding the following:

(i) Accounts that do not arise out of the sale of goods that have been delivered or rendition of services that have been performed.

(ii) Accounts that are not subject to a valid and perfected first priority perfected security interest in favor of Lender.

(iii) Accounts that are subject to a security interest or other lien in favor of a Person other than Lender.

(iv) Accounts with respect to which the Debtor is an officer, employee or agent of Borrower.

(v) Accounts with respect to which goods are placed on consignment, guarantied sale or other terms by reason of which the payment by the Debtor may be conditional.

(vi) Accounts with respect to which the Debtor is not a resident of the United States except to the extent such accounts are supported by adequate Eximbank insurance or other insurance acceptable to Lender or by irrevocable Letters of Credit issued by banks satisfactory to Lender.

(vii) Accounts with respect to which the Debtor is the United States or any federal department or agency not supported by assignment of claims under government contract.

(viii) Accounts with respect to which the Debtor is a subsidiary of, or affiliated with, Borrower or its shareholders, officers or directors.

(ix) Accounts with respect to which Borrower is or may become liable to the Debtor for goods sold or services rendered by the Debtor to Borrower.

(x) That portion of the Accounts of any single Debtor that exceeds 20% of all of Borrower's Accounts.

(xi) Accounts which have not been paid in full within sixty (60) days from the date payment was due or ninety (90) days from the original date of invoice, whichever occurs first.

(xii) All Accounts of any single Debtor if 25% or more of the dollar amount of all such Accounts are represented by Accounts which have not been paid in full within sixty (60) days from the date payment was due or ninety (90) days from the original date of invoice, whichever occurs first.

(xiii) Contra-Accounts and other Accounts that are subject to dispute, counterclaim or setoff.

(xiv) Accounts with respect to which the goods have not been shipped or delivered, or the services have not been rendered, to the Debtor.

(xv) Accounts with respect to which Lender, in its sole discretion, deems the creditworthiness or financial condition of the Debtor to be unsatisfactory.

(xvi) Accounts of any Debtor who has filed or had filed against it a petition in bankruptcy, or an application for relief under any provision of any state or federal bankruptcy, insolvency or debtor-in-relief acts; or who has had appointed a trustee, custodian or receiver for the assets of such Debtor; or who has made an assignment for the benefit of creditors or has become insolvent or fails generally to pay its debts (including its payrolls) as such debts become due.

(xvii) Accounts arising from cash sales or from collect on delivery sales of inventory.

(xviii) Accrued finance charges on Accounts.

(x) "Eligible Finished Goods Inventory" means Eligible Inventory that is comprised of finished goods.

(y) "Eligible Inventory" means inventory as defined in the UCC but excluding:

(i) inventory in which Borrower does not have good, valid and marketable title.

(ii) inventory that does not comply with each of the representations with respect thereto made by Borrower in this Agreement.

(iii) inventory that is not subject to a valid and perfected first priority perfected security interest in favor of Lender.

(iv) inventory that is subject to a security interest or other lien in favor of any Person other than Lender.

(v) inventory located in a warehouse, in the possession of a bailee or otherwise on premises leased to or occupied by Borrower unless the warehouseman, bailee, lessor or other applicable party has delivered to Lender a Collateral Access Agreement;

(vi) inventory that is (A) not located in the United States, (B) in-transit inventory, (C) located on any premises where the aggregate Value of inventory held is less than $75,000 and (D) other inventory that is not located on premises approved in writing by Lender. As of the date of this Agreement, the following premises have been approved in writing by Lender; provided that locations where inventory may be temporarily located for sales, testing or demonstration purposes need not be approved in writing by Lender: 7030 S. Parke Centre Drive, Cottonwood Heights, Utah 84121, 6607 Mountain View Road, Ooltewah, Tennessee 37363, 306 Lindbergh Avenue, Livermore, California 94551, 50760 Metzen Drive, Chesterfield, Michigan 48051, 12502 Exchange Drive, Suite 424, Stafford, Texas 77477, and 130 Union Street, Northvale, NJ 07647.

(vii) inventory that consists of work-in-process or defective goods or that Lender, in its sole discretion, deems to be obsolete, unsalable, damaged, defective or unfit for further processing.

(viii) inventory consisting of goods that are (A) slow moving, (B) custom items, (C) packaging or shipping materials, (D) supplies used or consumed in Borrower's business, (E) bill and hold goods and (F) acquired on consignment.

(ix) inventory which contains or bears any intellectual property rights licensed to Borrower unless Lender, in its discretion, is satisfied that it may sell or otherwise dispose of such

inventory without (i) infringing the rights of such licensor, (ii) violating any contract with such licensor, or (iii) incurring any liability with respect to payment of royalties other than royalties incurred pursuant to sale of such inventory under any licensing agreement.

(x) inventory consisting of returned goods.

(z) "Eligible Raw Materials and Purchased Components Inventory" means Eligible Inventory consisting of raw materials and purchased components.

(aa) "Enterprises" has the meaning specified in the preamble to this Agreement.

(bb) "Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

(cc) "Event of Default" has the meaning specified in Section 6.1.

(dd) "Excess Availability Amount" means, as of any date, an amount equal to (a) the Borrowing Base verified by Lender, minus (b) the aggregate principal amount of Loans outstanding under the Note(s) plus the face amount of outstanding Letters of Credit plus accounts payable by Borrower that are more than 90 days past due date.

(ee) "GAAP" means generally accepted accounting principles in effect from time to time in the United States.

(ff) "Guarantor" means any Person that guaranties all or any portion of the Obligations.

(gg) "Guaranty" means, collectively, the guaranty or guaranties made by any Guarantor in favor of Lender as of the date hereof, together with each other guaranty and guaranty supplement delivered thereafter, each of which shall be in form and substance satisfactory to Lender.

(hh) "Hausmann Acquisition" means the Acquisition of the business and assets of Hausmann Industries by Enterprises pursuant to the Asset Purchase Agreement dated as of March 21, 2017 between Hausmann Industries and Dynatronics.

(ii) "Hausmann Industries" means Hausmann Industries Inc., a New Jersey Corporation.

(jj) "Headquarters Lease" means the lease of the facility at 7030 S. Park Centre Drive, Cottonwood Heights, UT 84121.

(kk) "Interest Expense" means, for any period, ordinary, regular, recurring and continuing expenses for interest on all borrowed money.

(ll) "Lender" has the meaning specified in the introductory paragraph of this Agreement.

(mm) "Letter of Credit" means a standby or commercial letter of credit issued by Lender for the account of Borrower.

(nn) "Liabilities" means (a) all indebtedness for borrowed money or for the deferred purchase price of property or services, and all obligations under leases which are or should be, under GAAP, recorded as capital leases, in respect of which a Person is directly or contingently liable as Borrower, Guarantor, endorser or otherwise, or in respect of which a Person otherwise assures a creditor against loss, (b) all obligations for borrowed money or for the deferred purchase price of property or services secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any lien upon property (including without limitation accounts receivable and contract rights) owned by a Person, whether or not such Person has assumed or become liable for the payment thereof, and (c) all other liabilities and obligations which would be classified in accordance with GAAP as liabilities on a balance sheet or to which reference should be made in footnotes thereto.

(oo) "Loan" has the meaning specified in Section 1.1.

(pp) "Loan Documents" has the meaning specified in Section 1.1.

(qq) "Manufacturing Facility Mortgage" means the mortgage loan secured by the property located at 6607 Mountain View road, Ooltewah, Tennessee 37363.

(rr) "Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, Liabilities (actual or contingent), condition (financial or otherwise) of Dynatronics and its Subsidiaries, taken as a whole; (b) a material impairment of the rights and remedies of Lender under any Loan Document, or the ability of Borrower or any Guarantor to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Person comprising Borrower or any Guarantor of any Loan Document to which it is a party.

(ss) "Maximum Amount" has the meaning specified in Section 1.1.

(tt) "Net Income" means, for any period, all income actually paid in cash or accrued less all expenses and other charges for such period, determined in accordance with GAAP.

(uu) "Obligation(s)" means, without limitation, all Loans, advances, indebtedness, notes, Liabilities, rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, forward transactions, currency swap transactions, cross-currency rate swap transactions, currency options and amounts, liquidated or unliquidated, owing by Borrower to Lender at any time, of each and every kind, nature and description, whether arising under this Agreement or otherwise, and whether secured or unsecured, direct or indirect (that is, whether the same are due directly by Borrower to Lender; or are due indirectly by Borrower to Lender as endorser, Guarantor or other surety, or as borrower of obligations due third Persons which have been endorsed or assigned to Lender, or otherwise), absolute or contingent, due or to become due, now existing or hereafter arising or contracted, including, without limitation, payment when due of all amounts outstanding respecting any of the Loan Documents. Said term shall also include all interest and other charges chargeable to Borrower or due from Borrower to Lender from time to time and all costs and expenses referred to in this Agreement.

(vv) "Permitted Acquisition" means an Acquisition by Borrower or any Subsidiary of Borrower, provided that (a) no Default or Event of Default shall exist or would result from such Acquisition, (b) the property acquired (or the property of the Person acquired) in such Acquisition is used or useful in the same or a similar line of business as Borrower and its Subsidiaries were engaged in on the date of this Agreement (or any reasonable extensions or expansions thereof), (c) in the case of an Acquisition of the Equity Interests of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (d) Borrower has delivered to Lender a Compliance Certificate not less than sixty

(60) days prior to the anticipated closing date of such Acquisition that after giving effect to such Acquisition on a Pro Forma Basis Borrower would be in compliance with the financial covenants set forth in Section 5.15 as of the end of the twelve month period most recently ended for which Borrower has delivered financial statements pursuant to Section 5.3(b), as determined by Lender in its sole discretion, (e) the representations and warranties made by Borrower and each Subsidiary of Borrower in each Loan Document shall be true and correct in all material respects at and as if made as of the date of such Acquisition (after giving effect thereto), and (f) Lender has received written notice of such Acquisition not less than sixty (60) days prior to the anticipated closing date of such Acquisition (or such later date as Lender may agree in its sole discretion), together with a description of the material terms of such Acquisition and such other reports and information as reasonably requested by Lender.

(ww) "Permitted Liens" means (i) liens and security interests securing Obligations owed by Borrower to Lender; (ii) liens on assets of other than inventory and Accounts for taxes, assessments or similar charges not yet due or being contested in good faith and with respect to which proper reserves have been taken by Borrower; (iii) liens on assets other than inventory or Accounts of materialmen, mechanics, warehousemen, or carriers or other like liens arising in the ordinary course of business and securing obligations which are not yet delinquent; (iv) purchase money liens or purchase money security interests upon or in any property, other than inventory or Accounts, acquired or held by any of Borrowers in the ordinary course of business to secure Liabilities outstanding on the date hereof or permitted to be incurred herein; (v) liens and security interests on assets other than inventory and Accounts which, as of the date hereof, have been disclosed to and approved by Lender in writing; (vi) judgment liens on assets other than inventory and Accounts with respect to judgments the existence of which does not constitute an Event of Default; (vii) the lien of the Manufacturing Facility Mortgage; and (viii) those liens and security interests on assets other than inventory and Accounts which in the aggregate constitute an immaterial and insignificant monetary amount with respect to the net value of Borrower's assets.

(xx) "Person" shall mean an individual, partnership, corporation, limited liability company or other entity.

(yy) "Pro Forma Basis" means, with respect to compliance with any test or covenant hereunder, compliance with such covenant after giving effect to an Acquisition (including pro forma adjustments arising out of events which are directly attributable to the investment made by Borrower with respect to such Acquisition), are factually supportable and are expected to have a continuing impact, in each case determined on a basis consistent with application of GAAP and applicable laws; such pro forma adjustments may include cost savings results from head-count reductions, closure of facilities and similar restructuring charges or integration activities or other adjustments based on reasonable assumptions by an authorized officer of Borrower. Calculations made on a Pro Forma Basis are subject to review and approval by Lender, to be given or withheld in Lender's sole discretion.

(zz) "Reserves" means amounts deducted from the Borrowing Base with respect to such matters as Lender in its sole discretion shall deem necessary or appropriate, including reserves established by Lender during the continuance of an Event of Default.

(aaa) "Security Agreement" means a security agreement dated as of the date hereof executed in favor of Lender by one or more Subsidiaries of Borrower, as the same may be amended, modified, supplemented, restated or replaced from time to time.

(bbb) "Senior Funded Indebtedness" means, as of the date of determination thereof, all borrowed money as reflected in the most recent financial statements in the form required by this Agreement, if any, excluded all such borrowed money that has been subordinated to the satisfaction of Lender.

(ccc) "Statutory Lien" means a lien on, encumbrance of, or trust in respect of accounts or inventory of Borrower (other than Permitted Liens) imposed by operation of law or equity, whether in favor of landlords, warehousemen, carriers, mechanics, materialmen, laborers or suppliers or other Persons.

(ddd) "Subsidiary" means of a Person means a corporation, partnership , limited liability company or other entity in which that Person directly or indirectly owns or controls the equity interests having ordinary voting power to elect a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company or other entity.

(eee) “Total Funded Indebtedness” means, for any Person or consolidated group, as of the date of determination thereof, all borrowed money, including, but not limited to, all letters of credit, derivatives and capital leases, as reflected in the most recent financial statements of such Person or consolidated group in the form required by this Agreement, if any.

(fff) "UCC" means the Uniform Commercial Code as in effect in the State of California; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of California, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

(ggg) “Unfinanced Capital Expenditures” means, for any period, Capital Expenditures minus long-term Senior Funded Indebtedness issued during such period to fund Capital Expenditures.

(hhh) "Value" shall mean the lesser of Borrower's cost of Eligible Inventory or the book value thereof or the wholesale market value thereof in such quantities and on such terms as Lender in its sole discretion may deem appropriate.

All words and terms used in this Agreement other than those specifically defined herein shall have the meanings accorded to them in the UCC.

## 3. GRANT OF SECURITY INTEREST, ETC.

3.1 Grant of Security Interest. In consideration of Lender's extending credit and other financial accommodations to or for the benefit of Borrower, Borrower hereby grants to Lender a security interest in, a lien on and pledge and assignment of the Collateral. The security interest granted by this Agreement is given to and shall be held by Lender as security for the payment and performance of all Obligations, including, without limitation, all amounts outstanding pursuant to the Loan Documents.

3.2 Ordinary Course of Business. Lender hereby authorizes and permits Borrower to hold, process, sell, use or consume in the manufacture or processing of finished goods, or otherwise dispose of inventory for fair consideration, all in the ordinary course of Borrower's business, excluding, without limitation, sales to creditors or in bulk or sales or other dispositions occurring under circumstances which would or could create any lien or interest adverse to Lender's security interest or other right hereunder in the proceeds resulting therefrom. Subject to the requirements of Section 3.3, Lender also hereby authorizes and permits Borrower to receive from the Debtors all amounts due as proceeds of the Collateral at Borrower's own cost and expense, and also liability, if any, subject to the direction and control of Lender at all times; and Lender may at any time, without cause or notice, and whether or not an Event of Default has occurred or demand has been made (provided that so long as no Event of Default exists Lender shall notify Borrower of Lender’s exercise of its rights under this Section), terminate all or any part of the authority and permission herein or elsewhere in this Agreement granted to Borrower with reference to the Collateral, and notify Debtors to make all payments due as proceeds of the Collateral to Lender. Subject to the requirements of Section 3.3, until Lender shall otherwise notify Borrower, all proceeds of and collections of Collateral shall be retained by Borrower and used solely for the ordinary and usual operation of Borrower's business. Prior to

the occurrence of an Event of Default or an event which, with notice or the passage of time, could become an Event of Default, Borrower shall have the right to adjust, settle or compromise the amount of any payment of any Account or release wholly or partly and Debtor or obligor thereof or allow any credit or discount thereof, all in accordance with its customary practices in the ordinary course of business. From and after notice by Lender to Borrower, all proceeds of and collections of the Collateral shall be held in trust by Borrower for Lender and shall not be commingled with Borrower's other funds or deposited in any Lender account of Borrower; and Borrower agrees to deliver to Lender on the dates of receipt thereof by Borrower, duly endorsed to Lender or to bearer, or assigned to Lender, as may be appropriate, all proceeds of the Collateral in the identical form received by Borrower.

3.3 Cash Management.

(a) Borrower shall establish, and shall cause each Subsidiary of Borrower to establish, a lockbox and deposit account with Lender (the "Cash Dominion Account") in the name of Borrower for the benefit of Lender no later than the date that is ten (10) Business Days from the date of this Agreement, and Borrower shall and shall cause each Subsidiary of Borrower to maintain the Cash Dominion Account at all times thereafter, into which Borrower and each Subsidiary of Borrower shall cause all payments and remittances to Borrower and each Subsidiary of Borrower to be deposited. Lender shall have exclusive control over transfers from the Cash Dominion Account. If Borrower or any Subsidiary of Borrower receives any payment or remittance, it shall hold the same in trust for Lender and promptly deposit same into the Cash Dominion Account for application by Lender in accordance with this Agreement and the terms of the agreements establishing the Cash Dominion Account.

(b) Pursuant to Section 3.1 of this Agreement, Borrower has granted and Borrower has caused each Subsidiary of Borrower to grant to Lender a security interest in the Cash Dominion Account and each of the other accounts of Borrower with Lender over which Lender at all times shall have control.

3.4 Allowances. Absent an Event of Default Borrower may grant such allowances or other adjustments to Debtors (exclusive of extending the time for payment of any item which shall not be done without first obtaining Lender's written consent in each instance) as Borrower may reasonably deem to accord with sound business practice, including, without limiting the generality of the foregoing, accepting the return of all or any part of the inventory.

3.5 Records. Borrower shall maintain its books and records relating to the Collateral in accordance with GAAP and standards and practices customary and appropriate in the business in which Borrower is engaged; and shall deliver to Lender from time to time promptly at its request all invoices, original documents of title, contracts, chattel paper, instruments and any other writings relating thereto, and other evidence of performance of contracts, or evidence of shipment or delivery of the merchandise or of the rendering of services; and Borrower will deliver to Lender promptly at Lender's request from time to time additional copies of any or all of such papers or writings, and such other information with respect to any of the Collateral and such schedules of inventory, schedules of accounts and such other writings as Lender may in its sole discretion deem to be necessary or effectual to evidence any loan hereunder or Lender's security interest in the Collateral.

3.6 Legends. Borrower shall promptly make, stamp or record such entries or legends on Borrower's books and records or on any of the Collateral (including, without limitation, chattel paper) as Lender shall request from time to time, to indicate and disclose that Lender has a security interest in such Collateral.

3.7 Inspection. Lender, or its representatives, at any time and from time to time, shall have the right at the sole cost and expense of Borrower except as otherwise set forth in this Section, and Borrower will permit Lender and/or its representatives: (a) to examine, check, make copies of or extracts from any of Borrower's books, records and files (including, without limitation, orders and original correspondence); (b) to perform field exams or otherwise inspect and examine the Collateral and to check, test or appraise the same as to quality, quantity, value and condition; and (c) to verify the Collateral or any portion or portions thereof or

Borrower's compliance with the provisions of this Agreement. Unless an Event of Default exists, Borrower shall only be responsible for the cost and expense of two field examinations conducted between the date of this Agreement and the first anniversary thereof, and one field examination conducted in each year thereafter.

## 4. REPRESENTATIONS AND WARRANTIES

4.1 Organization and Qualification. Borrower is a duly organized and validly existing corporation under the laws of the state of its formation with the exact legal name set forth in the first paragraph of this Agreement. Borrower is in good standing under the laws of said state, has the power to own its property and conduct its business as now conducted and as currently proposed to be conducted, is duly qualified to do business under the laws of each state where the nature of the business done or property owned requires such qualification, and, where necessary to maintain Borrower's rights and privileges, has complied with the fictitious name statute of every jurisdiction in which Borrower is doing business.

4.2 Reliance. Each warranty, representation, covenant, obligation and agreement contained in this Agreement shall be conclusively presumed to have been relied upon by Lender regardless of any investigation made or information possessed by Lender and shall be cumulative and in addition to any other warranties, representations, covenants and agreements which Borrower now or hereafter shall give, or cause to be given, to Lender.

4.3 Subsidiaries. Borrower has no subsidiaries other than as previously specifically consented to in writing by Lender, if any, and Borrower has never consolidated, merged or acquired substantially all of the assets of any other Person other than as previously specifically consented to in writing by Lender, if any.

4.4 Business Records. If Borrower is a corporation, Borrower's corporate charter, articles or certificate of organization or incorporation and all amendments thereto have been duly filed and are in proper order. All outstanding capital stock issued by Borrower was and is properly issued and all books and records of Borrower, including but not limited to its minute books, bylaws and books of account, are accurate and up to date and will be so maintained. If Borrower is a limited liability company, its certificate of organization, articles of organization or other charter document and all amendments thereto have been duly filed and are in proper order. All members of such Borrower are properly reflected on all books and records of such Borrower, including but not limited to its operating agreement, minute books, bylaws and books of account, all of which are accurate and up to date and will be so maintained.

4.5 Title to Properties; Absence of Liens. Borrower has good and clear record and marketable title to all of its properties and assets, and all of its properties and assets including the Collateral are free and clear of all mortgages, liens, pledges, charges, encumbrances and setoffs, other than Permitted Liens.

4.6 Places of Business. Borrower's chief executive office is correctly stated in the preamble to this Agreement and Borrower shall, during the term of this Agreement, keep Lender currently and accurately informed in writing of each of Borrower's place of residence and Borrower's places of business, and shall not open or close, move or change any existing or new place of business without giving Lender at least 30 days prior written notice thereof.

4.7 Valid Obligations. The Loan Documents represent legal, valid and binding obligations of Borrower and are fully enforceable according to their terms, except as limited by laws relating to the enforcement of creditors' rights.

4.8 Fictitious Trade Styles. There are no fictitious trade styles, fictitious trade names, assumed business names or trade names (defined herein as "Trade Name") used by Borrower in connection with its business operations. Borrower shall notify Lender not less than 30 days prior to effecting any change in the matters described herein or prior to using any other Trade Name at any future date, indicating the Trade Name and State(s) of its use.

4.9 Conflicts. There is no provision in any of Borrower's organizational or charter documents or in any indenture, contract or agreement to which Borrower is a party that prohibits, limits or restricts the execution, delivery or performance of the Loan Documents.

4.10 Governmental Approvals. The execution, delivery and performance of the Loan Documents does not require any approval of or filing with any governmental agency or authority.

4.11 Litigation, etc. Except as otherwise disclosed to Lender in writing, there are no actions, claims or proceedings pending or to the knowledge of Borrower threatened against Borrower which might materially adversely affect the ability of Borrower to conduct its business or to pay or perform the Obligations.

4.12 Accounts and Contract Rights. All Accounts arise out of legally enforceable and existing contracts, and represent unconditional and undisputed bona fide indebtedness by a Debtor, and are not and will not be subject to any discount (except such cash or trade discount as may be shown on any invoice, contract or other writing delivered to Lender). No contract right, account, general intangible or chattel paper is or will be represented by any note or other instrument, and, unless Lender agrees otherwise, no contract right, account or general intangible is, or will be represented by any conditional or installment sales obligation or other chattel paper, except such instruments or chattel paper as have been or immediately upon receipt by Borrower will be delivered to Lender (duly endorsed or assigned), such delivery, in the case of chattel paper, to include all executed copies except those in the possession of the installment buyer and any security for or guaranty of any of the Collateral shall be delivered to Lender immediately upon receipt thereof by Borrower, with such assignments and endorsements thereof as Lender may request.

4.13 Title to Collateral. At the date hereof Borrower is (and as to Collateral that Borrower may acquire after the date hereof, will be) the lawful owner of the Collateral, and the Collateral and each item thereof is, will be and shall continue to be free of all restrictions, liens, encumbrances or other rights, title or interests (other than Permitted Liens), credits, defenses, recoupments, set-offs or counterclaims whatsoever. Borrower has and will have full power and authority to grant to Lender a security interest in the Collateral and Borrower has not transferred, assigned, sold, pledged, encumbered, subjected to lien or granted any security interest in, and will not transfer, assign, sell (except sales or other dispositions in the ordinary course of business in respect to inventory as expressly permitted in this Agreement), pledge, encumber, subject to lien or grant any security interest in any of the Collateral (or any of Borrower's right, title or interest therein), to any Person other than Lender (except for Permitted Liens). The Collateral is and will be valid and genuine in all respects. Borrower will warrant and defend Lender's right to and interest in the Collateral against all claims and demands of all Persons whatsoever.

4.14 Location of Collateral. Except for sale, processing, use, consumption or other disposition in the ordinary course of business, Borrower will keep all inventory and equipment only at locations specified in this Agreement or specified to Lender in writing. Borrower shall, during the term of this Agreement, keep its records concerning the Collateral, including originals of all chattel paper (unless Lender requires Borrower to deliver originals of chattel paper to Lender), at the address set forth in this Agreement, and shall keep Lender currently and accurately informed in writing of each location where Borrower's records relating to its accounts and contract rights, respectively, are kept, and shall not remove such records or any of them to another location without giving Lender at least 30 days prior written notice thereof.

4.15 Third Parties. Lender shall not be deemed to have assumed any liability or responsibility to Borrower or any third Person for the correctness, validity or genuineness of any instruments or documents that may be released or endorsed to Borrower by Lender (which shall automatically be deemed to be without recourse to Lender in any event) or for the existence, character, quantity, quality, condition, value or delivery of any goods purporting to be represented by any such documents; and Lender, by accepting such security interest in the Collateral, or by releasing any Collateral to Borrower, shall not be deemed to have assumed any obligation or liability to any supplier or Debtor or to any other third party, and Borrower agrees to indemnify and defend Lender and hold it harmless in respect to any claim or proceeding arising out of any matter referred to in this paragraph.

4.16 Payment of Accounts. Each account or other item of Collateral, other than inventory and equipment, will be paid in full on or before the date shown as its due date in the schedule of Collateral, in the copy of the invoice(s) relating to the account or other Collateral or in contracts relating thereto. Upon any suspension of business, assignment or trust mortgage for the benefit of creditors, dissolution, petition in receivership or under any chapter of the U.S. Bankruptcy Code as amended from time to time by or against any Debtor, any Debtor becoming insolvent or unable to pay its debts as they mature or any other act of the same or different nature amounting to a business failure, Borrower will immediately notify Lender thereof.

4.17 Taxes. Borrower has filed all Federal, state and other tax returns required to be filed (except for such returns for which current and valid extensions have been filed), and all taxes, assessments and other governmental charges due from Borrower have been fully paid. Borrower has established on its books reserves adequate for the payment of all Federal, state and other tax Liabilities (if any).

4.18 Use of Proceeds. No portion of any loan is to be used for (i) the purpose of purchasing or carrying any "margin security" or "margin stock" as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. 221 and 224 or (ii) primarily personal, family or household purposes. The Collateral is not used or acquired primarily for personal, family or household purposes.

4.19 Environmental. As of the date hereof, neither Borrower, to the best of Borrower's knowledge, nor any of Borrower's agents, employees or independent contractors, to Borrower's actual knowledge (1) have caused or are aware of a release or threat of release of Hazardous Materials (as defined herein) on any of the premises or personal property owned or controlled by Borrower ("Controlled Property") or any property abutting Controlled Property ("Abutting Property"), which could give rise to liability under any Environmental Law (as defined herein) or any other Federal, state or local law, rule or regulation; (2) have arranged for the transport of or transported any Hazardous Materials in a manner as to violate, or result in potential Liabilities under, any Environmental Law; (3) have received any notice, order or demand from the Environmental Protection Agency or any other Federal, state or local agency under any Environmental Law; (4) have incurred any liability under any Environmental Law in connection with the mismanagement, improper disposal or release of Hazardous Materials; or (5) are aware of any inspection or investigation of any Controlled Property or Abutting Property by any Federal, state or local agency for possible violations of any Environmental Law.

Neither Borrower, to the best of Borrower's knowledge, nor any prior owner or tenant of any Controlled Property, to Borrower's actual knowledge, committed or omitted any act which caused the release of Hazardous Materials on such Controlled Property which could give rise to a lien thereon by any Federal, state or local government. No notice or statement of claim or lien affecting any Controlled Property has been recorded or filed in any public records by any Federal, state or local government for costs, penalties, fines or other charges as to such property. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed in connection with the ownership, operation, or use of the Controlled Property, including without limitation, the past or present generation, treatment, storage, disposal or release of any Hazardous Materials into the environment, have been duly obtained or filed.

Borrower agrees to indemnify and hold Lender harmless from all liability, loss, cost, damage and expense, including attorney fees and costs of litigation, arising from any and all of its violations of any Environmental Law (including those arising from any lien by any Federal, state or local government arising from the presence of Hazardous Materials) or from the presence of Hazardous Materials located on or emanating from any Controlled Property or Abutting Property whether existing or not existing and whether known or unknown at the time of the execution hereof and regardless of whether or not caused by, or within the control of Borrower. Borrower further agrees to reimburse Lender upon demand for any costs incurred by Lender in connection with the foregoing. Borrower agrees that its obligations hereunder shall be continuous and shall survive the repayment of all debts to Lender and shall continue so long as a valid claim may be lawfully asserted against Lender. Borrower agrees to conduct its operations and keep and maintain all of its property in compliance with all applicable Environmental Laws and, upon the written

request of Lender, Borrower shall submit to Lender, at Borrower's sole cost and expense, at reasonable intervals, a report providing the status of any environmental, health or safety compliance, hazard or liability.

The term "Hazardous Materials" includes but is not limited to any and all substances (whether solid, liquid or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives.

The term "Environmental Law" means any present and future Federal, state and local laws, statutes, ordinances, rules, regulations and the like, as well as common law, relating to protection of human health or the environment, relating to Hazardous Materials, relating to liability for or costs of remediation or prevention of releases of Hazardous Materials or relating to liability for or costs of other actual or threatened danger to human health or the environment. The term "Environmental Law" includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right-to-Know Act; the Hazardous Materials Transportation Act; the Resource Conservation and Recovery Act (including but not limited to Subtitle I relating to underground storage tanks); the Solid Waste Disposal Act; the Clean Water Act; the Clean Air Act; the Toxic Substances Control Act; the Safe Drinking Water Act; the Occupational Safety and Health Act; the Federal Water Pollution Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Endangered Species Act; the National Environmental Policy Act; and the River and Harbors Appropriation Act.

## 5. COVENANTS

Borrower covenants and agrees that during the term of this Agreement Borrower will, and will cause each Subsidiary of Borrower to:

5.1 Payments and Performance. Duly and punctually pay all Obligations becoming due to Lender and will duly and punctually perform or cause to be performed all Obligations on its part to be done or performed under this Agreement.

5.2 Books and Records; Inspection. At all times keep proper books of account in which full, true and correct entries will be made of its transactions in accordance with generally accepted accounting principles, consistently applied and which are, in the opinion of a Certified Public Accountant acceptable to Lender, adequate to determine fairly the financial condition and the results of operations of Borrower or such Subsidiary. At all reasonable times make its books and records available in its offices for inspection, examination and duplication by Lender and Lender's representatives, and permit inspection of the Collateral and all of its properties by Lender and Lender's representatives. From time to time furnish Lender with such information and statements as Lender may request in its sole discretion with respect to the Obligations or Lender's security interest in the Collateral. Keep Lender currently and accurately informed in writing of each location where Borrower's and each Subsidiary of Borrower's records relating to its accounts and contract rights are kept, and not remove such records to another location without giving Lender at least 30 days prior written notice thereof.

5.3 Financial Statements, Reporting and Collections. Deliver to Lender in form and detail satisfactory to Lender:

(a) Not later than 90 days after the end of each fiscal year of Dynatronics, a copy of the annual unaudited consolidating and audited consolidated financial statements of Dynatronics for such fiscal year, prepared by Borrower, the consolidated portion of which shall be audited by a firm of certified public accountants acceptable to Lender and accompanied by an unqualified opinion of such firm.

(b) Not later than 45 days after the end of each calendar month, a copy of the unaudited consolidating and consolidated financial statement of Dynatronics as of the end of such period.

(c) Concurrently with the delivery to Lender of financial statements pursuant to Sections 5.3(a) and (b), a compliance certificate in the form attached hereto as Exhibit "A" (a "Compliance Certificate") executed by Borrower;

(d) Not later than 25 days after the end of each month and at such other times and as often as may be requested by Lender:

(i) a borrowing base certificate in the form attached hereto as Exhibit "B", executed by Borrower and certifying the amount of the Eligible Accounts as of the last day of the applicable period;

(ii) an aging of Accounts indicating separately the amount of Accounts due from each Debtor and the amount of total Accounts which are current, 31 to 60 days past the date of invoice, 61 to 90 days past the date of invoice, and the amount over 90 days past the date of invoice;

(iii) a detailed general ledger of Accounts receivable;

(iv) a schedule of inventory specifying the Value thereof in the form attached hereto as Exhibit "C", and such other matters and information relating to Borrower's inventory as Lender may request; and

(v) an aging of Accounts payable indicating the amount of such payables which are current, 31 to 60 days past the due date, 61 to 90 days past the due date, and the amount over 90 days past the due date.

(e) On each day or at such other time as required by Lender in its discretion:

(i) clear and legible copies of invoices issued by Borrower in connection with any Accounts, credit memos, shipping and delivery documents, including bills of lading, and other information related thereto; and

(ii) all remittances and collections of Accounts in kind and without commingling to be applied to the payment of Borrower's Obligations on the next Business Day following receipt thereof; provided, however, that if such amounts are received in a form other than cash or bank wire, Lender may withhold application of such amounts for such time to the extent permitted by law as Lender, in its sole discretion, deems reasonable to allow for collection and provided further that any remittances and collections received by Lender later than 11:00 a.m. Pacific time on any day shall be deemed received on the next succeeding Business Day.

5.4 Additional Financial Information. Furnish to Lender:

(a) from time to time, such financial data and information about Borrower as Lender may reasonably request; and

(b) any financial data and information about any guarantors of the Obligations as Lender may reasonably request.

5.5 Conduct of Business. Comply with all laws and regulations of the United States and of any state or states thereof and of any political subdivision thereof, and of any governmental authority which may be applicable to it or to its business; provided that this covenant shall not apply to any tax, assessment or

charge which is being contested in good faith and with respect to which reserves have been established and are being maintained.

5.6 Notice to Debtors. At the request of Lender, notify all or any of the Debtors in writing of Lender's security interest in the Collateral in whatever manner Lender requests. Borrower hereby authorizes Lender to notify all or any of the Debtors of Lender's security interest in Borrower's accounts at Borrower's expense.

5.7 Contact with Accountant. Borrower hereby authorizes Lender to directly contact and communicate with any accountant employed by Borrower in connection with the review and/or maintenance of Borrower's books and records or preparation of any financial reports delivered by or at the request of Borrower to Lender.

5.8 Operating and Deposit Accounts. Maintain its primary business depository relationship with Lender, including the Cash Dominion Account and lockbox administration described in Section 3.3 (Cash Management) of this Agreement, and any other general, operating and administrative deposit accounts and cash management services.

5.9 Taxes. Promptly pay all real and personal property taxes, assessments and charges and all franchise, income, unemployment, retirement benefits, withholding, sales and other taxes assessed against it or payable by it before delinquent; provided that this covenant shall not apply to any tax assessment or charge which is being contested in good faith and with respect to which reserves have been established and are being maintained. Lender may, at its option, from time to time, discharge any taxes, liens or encumbrances of any of the Collateral, and Borrower will, and will cause each Subsidiary of Borrower to, pay to Lender on demand or Lender in its sole discretion may charge to Borrower or such Subsidiary all amounts so paid or incurred by it.

5.10 Maintenance. Keep and maintain the Collateral and its other properties, if any, in good repair, working order and condition. Immediately notify Lender of any loss or damage to or any occurrence which would adversely affect the value of any Collateral. Lender may, at its option, from time to time, take any other action that Lender may deem proper to repair, maintain or preserve any of the Collateral, and Borrower will, and will cause each Subsidiary of Borrower to, pay to Lender on demand or Lender in its sole discretion may charge to Borrower or such Subsidiary all amounts so paid or incurred by it.

5.11 Insurance. Maintain in force property and casualty insurance on all Collateral and any other property of Borrower or such Subsidiary, if any, against risks customarily insured against by companies engaged in businesses similar to that of Borrower or such Subsidiary containing such terms and written by such companies as shall be satisfactory to Lender, such insurance to be payable to Lender as its interest may appear in the event of loss and to name Lender as insured pursuant to a standard loss payee clause; no loss shall be adjusted thereunder without Lender's approval; and all such policies shall provide that they may not be canceled without first giving at least 30 days written notice of cancellation to Lender. In the event that Borrower or such Subsidiary fails to provide evidence of such insurance, Lender may, at its option, secure such insurance and charge the cost thereof to Borrower or such Subsidiary. At the option of Lender, all insurance proceeds received from any loss or damage to any of the Collateral shall be applied either to the replacement or repair thereof or as a payment on account of the Obligations. From and after the occurrence of an Event of Default, Lender is authorized to cancel any insurance maintained hereunder and apply any returned or unearned premiums, all of which are hereby assigned to Lender, as a payment on account of the Obligations. In the event that Borrower or any Subsidiary of Borrower fails to provide such evidence, Lender may, at its option, secure such insurance and charge the cost thereof to Borrower or such Subsidiary of Borrower.

5.12 Notification of Default. Immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default, or any condition or event which would upon notice or lapse of time, or both, constitute an Event of Default, give Lender written notice thereof specifying the nature and duration thereof and the action being or proposed to be taken with respect thereto.

5.13 Material Notices. Give Lender prompt written notice of any and all (i) litigation, arbitration or administrative proceedings with claims or damages estimated at more than $250,000 to which Borrower or any Subsidiary of Borrower is a party or which affects the Collateral; (ii) other matters which have resulted in, or might result in a material adverse change in the Collateral or the financial condition or business operations of Borrower or any Subsidiary of Borrower, and (iii) any enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened against Borrower or any Subsidiary of Borrower or any of their respective properties.

5.14 Pension Plans. With respect to any pension or benefit plan maintained by Borrower or such Subsidiary, or to which Borrower or such Subsidiary contributes ("Plan"), the benefits under which are guaranteed, in whole or in part, by the Pension Benefit Guaranty Corporation created by the Employee Retirement Income Security Act of 1974, P.L. 93-406, as amended ("ERISA") or any governmental authority succeeding to any or all of the functions of the Pension Benefit Guaranty Corporation ("Pension Benefit Guaranty Corporation"), (a) fund each Plan as required by the provisions of Section 412 of the Code; (b) cause each Plan to pay all benefits when due; (c) furnish Lender (i) promptly with a copy of any notice of each Plan's termination sent to the Pension Benefit Guaranty Corporation (ii) no later than the date of submission to the Department of Labor or to the Internal Revenue Service, as the case may be, a copy of any request for waiver from the funding standards or extension of the amortization periods required by Section 412 of the Code and (iii) notice of any Reportable Event as such term is defined in ERISA; and (d) subscribe to any contingent liability insurance provided by the Pension Benefit Guaranty Corporation to protect against employer liability upon termination of a guaranteed pension Plan, if available to Borrower or such Subsidiary.

5.15 Financial Covenants.

(a) Maximum Consolidated Leverage Ratio. Beginning on the date hereof and on the last day of each month thereafter, not permit the Consolidated Leverage Ratio for the twelve month period then ended to be greater than (i) for the twelve month periods ended on the last day of each month through May 31, 2018, 7.00 to 1.00, and (ii) for the twelve month periods ended on the last day of each month beginning June 30, 2018 and thereafter, 6.00 to 1.00.

(b) Minimum Consolidated Fixed Charge Coverage Ratio. Beginning on April 30, 2017 and on the last day of each month thereafter, not permit the Fixed Charge Coverage Ratio for the twelve month period then ended to be less than 1.10 to 1.00.

(c) Excess Availability Amount. At any time prior to Lender's receipt of a Borrowing Base Certificate and other reports required by Section 5.3(d) for the month ended April 30, 2017, not permit the Excess Availability Amount to be less than twenty percent (20%) of the Borrowing Base.

5.16 Limitations on Senior Funded Indebtedness. Not, after the date hereof, create, incur or assume, directly or indirectly, any additional Senior Funded Indebtedness other than (i) Senior Funded Indebtedness owed or to be owed to Lender, (ii) the Manufacturing Facility Mortgage, (iii) the Headquarters Lease, and (iv) Senior Funded Indebtedness of up to $350,000.00 in any one fiscal year.

5.17 Investments. Not make investments in, or advances to, any individual, partnership, corporation, limited liability company, trust or other organization or Person other than as previously specifically consented to in writing by Lender. Not purchase or otherwise invest in or hold securities, nonoperating real estate or other nonoperating assets or purchase all or substantially all the assets of any entity other than as previously specifically consented to in writing by Lender.

5.18 Loans or Advances. Not make any loans or advances to any individual, partnership, corporation, limited liability company, trust, or other organization or Person, including without limitation its employees; provided, however, that Borrower or such Subsidiary may make advances to its employees, including its officers, with respect to expenses incurred or to be incurred by such employees in the ordinary course of business which expenses are reimbursable by Borrower, and Borrower or such Subsidiary may extend loans to such employees up to an aggregate amount of $25,000 during any fiscal year; and provided further,

however, that Borrower or such Subsidiary may extend credit in the ordinary course of business in accordance with customary trade practices and provided further that Borrower or such Subsidiary may extend loans up to $100,000.00 in the aggregate (including the loans to employees permitted above), combined for Borrower and each Subsidiary of Borrower.

5.19 Capital Expenditures. Not, directly or indirectly, make or commit to make capital expenditures by lease, purchase, or otherwise, except in the ordinary and usual course of business for the purpose of replacing machinery, equipment or other personal property which, as a consequence of wear, duplication or obsolescence, is no longer used or necessary in Borrower's or such Subsidiary's business, provided, however, that so long has no Event of Default shall have occurred and be continuing or would occur after giving effect to the following expenditures, Borrower or such Subsidiary may make capital expenditures in the ordinary course of business in an amount not to exceed $450,000.00 during any fiscal year, combined for Borrower and each Subsidiary of Borrower.

5.20 Sale of Assets. Not sell, lease or otherwise dispose of any of its assets, except for the sale of inventory in the ordinary course of business and except for the purpose of replacing machinery, equipment or other personal property which, as a consequence of wear, duplication or obsolescence, is no longer used or necessary in Borrower's or such Subsidiary's business, provided that full, fair and reasonable consideration is received therefor; provided, however, in no event shall Borrower or such Subsidiary sell, lease or otherwise dispose of any equipment purchased with the proceeds of any Loans made by Lender.

5.21 Liens and Encumbrances. Not create, assume or permit to exist any security interest, encumbrance, mortgage, deed of trust, or other lien (including, but not limited to, a lien of attachment, judgment or execution) affecting any of Borrower's or such Subsidiary's properties, or execute or allow to be filed any financing statement or continuation thereof affecting any of such properties, except for Permitted Liens or as otherwise provided in this Agreement and except liens and security interests associated with Liabilities of up to $350,000.00 in any one fiscal year.

5.22 Mergers. Not liquidate or dissolve, merge or consolidate with or into, or acquire any other business organization; provided, however, that this requirement shall not apply to transactions in which such Person is the surviving entity.

5.23 Other Business. Not engage in any business other than the business in which it is currently engaged or a business reasonably allied thereto.

5.24 Change of Name, etc. Not change its legal name or its chief executive office without giving Lender at least 30 days prior written notice thereof.

5.25 Intentionally Omitted.

5.26 Compensation of Employees. Compensate its employees for services rendered at an hourly rate at least equal to the minimum hourly rate prescribed by any applicable federal or state law or regulation.

5.27 Payment of Obligations and Taxes. Make timely payment of all assessments and taxes and all of its Liabilities and obligations including, but not limited to, trade payables, unless the same are being contested in good faith by appropriate proceedings with the appropriate court or regulatory agency. For purposes hereof, Borrower's or such Subsidiary's issuance of a check, draft or similar instrument without delivery to the intended payee shall not constitute payment.

5.28 Inventory.

(a) Except as provided herein below, Borrower's inventory shall, at all times, be in Borrower's physical possession, locations where inventory may be temporarily located for sales, testing or demonstration purposes, or other location(s) acceptable to Lender, and shall not be held by others on consignment, sale on approval, or sale or return, and shall only be located only at the

following locations and such other locations as may be approved by Lender in writing: 7030 S. Parke Centre Drive, Cottonwood Heights, Utah 84121, 6607 Mountain View Road, Ooltewah, Tennessee 37363, 306 Lindbergh Avenue, Livermore, California 94551, 50760 Metzen Drive, Chesterfield, Michigan 48051, 12502 Exchange Drive, Suite 424, Stafford, Texas 77477, and 130 Union Street, Northvale, NJ 07647.

(b) The Value of the inventory is, as of the date of any such schedule of inventory, as reflected in such schedule.

(c) The Value of the inventory is determined on the basis of first-in, first-out.

(d) Borrower shall keep correct and accurate records itemizing and describing the kind, type quantity and Value of the inventory.

(e) All inventory shall be of good and merchantable quality, free from defects.

(f) The inventory shall not at any time or times hereafter be stored with a bailee, warehouseman or similar party without Lender's prior written consent and, in such event, Borrower will concurrently therewith cause any such bailee, warehouseman or similar party to issue and deliver to Lender, in form acceptable to Lender, warehouse receipts in Lender's name evidencing the storage of inventory.

(g) Borrower is not a "retail merchant" as defined in the UCC.

(h) Borrower shall, at any reasonable time and from time to time, allow Lender to have the right, upon demand, to inspect and examine inventory and to check and test the same as to quality, quantity, value and condition and Borrower agrees to reimburse Lender for Lender's reasonable costs and expenses in so doing; provided that unless an Event of Default exists, Borrower shall only be obligated to reimburse Lender for Lender's costs and expenses related to two (2) such inspections or examinations conducted under this Section during each fiscal year to the extent not previously reimbursed or paid by Borrower.

5.29 <u>Location and Maintenance of Equipment</u>.

(a) Borrower's equipment (the "<u>Equipment</u>") shall at all times be in Borrower's physical possession or other location(s) acceptable to Lender and shall not be held for sale or lease.

(b) Borrower shall not secrete, abandon or remove, or permit the removal of, the Equipment, or any part thereof, from Borrower's physical possession or other location(s) acceptable to Lender or remove or permit to be removed any accessories now or hereafter placed upon the Equipment.

(c) Upon Lender's demand, Borrower shall immediately provide Lender with a complete and accurate description of the Equipment satisfactory to Lender in its reasonable discretion. In addition, Borrower shall immediately notify Lender of the acquisition of any new or additional Equipment or the replacement of any existing Equipment and shall supply Lender with a complete description of any such additional or replacement Equipment promptly, and in any event within 30 days of acquiring such Equipment.

(d) Borrower shall, at Borrower's sole cost and expense, keep and maintain the Equipment in a good state of repair and shall not destroy, misuse, abuse, illegally use or be negligent in the care of the Equipment or any part thereof. Borrower shall not remove, destroy, obliterate, change, cover, paint, deface or alter the name plates, serial numbers, labels or other distinguishing numbers or identification marks placed upon the Equipment or any part thereof by or on behalf of the manufacturer, any dealer or rebuilder thereof, or Lender. Borrower shall not be released from any liability to Lender hereunder because of any injury to or loss or

destruction of the Equipment. Borrower shall allow Lender and its representatives free access to and the right to inspect the Equipment at all times and shall comply with the terms and conditions of any leases covering the real property on which the Equipment is located and any orders, ordinances, laws, regulations or rules of any federal, state or municipal agency or authority having jurisdiction of such real property or the conduct of the business of the Persons having control or possession of the Equipment.

The Equipment is not now and shall not at any time hereafter be so affixed to the real property on which it is located as to become a fixture or a part thereof. The Equipment is now and shall at all times hereafter be and remain personal property of Borrower.

5.30 Fiscal Year. Not to make any change in its fiscal year end date of June 30th.

5.31 Covenant to Guarantee Obligations and Give Security. Within ten (10) days after the formation or Acquisition by Borrower or any Subsidiary of Borrower of any new direct or indirect Subsidiary of Borrower (other than any CFC or a Subsidiary that is held directly or indirectly by a CFC), cause, at Borrower's expense, such new Subsidiary to execute or join in the Security Agreement, the Guaranty and such other Loan Documents as required by Lender.

## 6. DEFAULT

6.1 Default. "Event of Default" shall mean the occurrence of one or more of any of the following events that has not been specifically waived in writing by Lender:

(a) Borrower or any Guarantor fails to (i) pay the principal amount of any Obligations (including, without limitation, reimbursement in respect of Letters of Credit) when and as required to be paid by this Agreement or any other Loan Document or (ii) pay within three (3) days after the same comes due any interest, fee or any other amount payable under this Agreement or any other Loan Document.

(b) (i) Borrower fails to perform or observe any covenant contained in Sections entitled Financial Statements, Additional Financial Information, Insurance, Notification of Default, Material Notices Financial Covenants, Loans or Advances, Mergers or Change of Name or (ii) any Guarantor fails to perform or observe any term, covenant or agreement contained in its guaranty.

(c) Borrower or any Guarantor fails to perform or observe any other covenant or agreement not specified described in Sections 6.1(a) and (b), above contained in any other Loan Document or any other agreement with Lender on its part to be performed or observed and such failure continues for 30 days.

(d) default of any material liability, obligation or undertaking of Borrower or any Guarantor of the Obligations to any other party.

(e) if any statement, representation or warranty heretofore, now or hereafter made by Borrower or any Guarantor of the Obligations in connection with this Agreement or in any supporting financial statement of Borrower or any Guarantor of the Obligations shall be determined by Lender to have been false or misleading in any material respect when made.

(f) if Borrower or any Guarantor of the Obligations is a corporation, trust, partnership or limited liability company, the liquidation, termination or dissolution of any such organization, or the merger or consolidation of such organization into another entity, or Borrower ceasing to carry on actively its present business or the appointment of a receiver for its property.

(g) for a corporation, there shall occur a sale, transfer, disposition or encumbrance (whether voluntary or involuntary), or an agreement shall be entered into to do so, with respect to more than 25% of the issued and outstanding capital stock of Borrower.

(h) for a general partnership, limited partnership, or limited liability partnership, there shall occur a change in any general partner or a change affecting the control of Borrower; or for a limited liability company, there shall occur a change in any manager or member or a change affecting the control of Borrower.

(i) Borrower or any Guarantor shall: (i) become insolvent or be unable to pay its debts as they mature; (ii) make an assignment for the benefit of creditors or to an agent authorized to liquidate any substantial amount of its properties and assets; (iii) file a voluntary petition in bankruptcy or seeking reorganization or to effect a plan or other arrangement with creditors; (iv) file an answer admitting the material allegations of an involuntary petition relating to bankruptcy or reorganization or join in any such petition; (v) become or be adjudicated a bankrupt; (vi) apply for or consent to the appointment of, or consent that an order be made, appointing any receiver, custodian or trustee, for itself or any of its properties, assets or businesses; or (vii) in an involuntary proceeding, any receiver, custodian or trustee shall have been appointed for all or substantial part of Borrower's or Guarantor's properties, assets or businesses and shall not be discharged within 30 days after the date of such appointment.

(j) the service upon Lender of a writ in which Lender is named as trustee of Borrower or any Guarantor of the Obligations.

(k) a judgment or judgments for the payment of money shall be rendered against Borrower or any Guarantor of the Obligations, and any such judgment shall remain unsatisfied and in effect for any period of 30 consecutive days without a stay of execution except for judgments issued in the ordinary course of business not to exceed $250,000 in the aggregate.

(l) any levy, lien (except Permitted Liens), seizure, attachment, execution or similar process shall be issued or levied on any of the property of Borrower or any Guarantor of the Obligations.

(m) any subordination agreement or any other Loan Document (but not including any Collateral Access Agreement) shall be revoked or limited or its enforceability or validity shall be contested by any signatory thereto, by operation of law, legal proceeding or otherwise.

(n) the termination or revocation of any guaranty of the Obligations.

(o) any event or circumstance shall occur that has a Material Adverse Effect.

6.2 Acceleration. If an Event of Default shall occur, at the election of Lender, all Obligations shall become immediately due and payable without notice or demand, except with respect to Obligations payable on DEMAND, which shall be due and payable on DEMAND, whether or not an Event of Default has occurred. In addition, regardless of whether Lender has declared all Obligations to be immediately due and payable, Lender may exercise any action set forth below.

Lender is hereby authorized, at its election, after an Event of Default or, if applicable, after Demand, without any further demand or notice except to such extent as notice may be required by applicable law, to take possession and/or sell or otherwise dispose of all or any of the Collateral at public or private sale; and Lender may also exercise any and all other rights and remedies of a secured party under the UCC or which are otherwise accorded to it in equity or at law, all as Lender may determine, and such exercise of rights in compliance with the requirements of law will not be considered adversely to affect the commercial reasonableness of any sale or other disposition of the Collateral. If notice of a sale or other action by Lender is required by applicable law, unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Borrower agrees that 10 days written notice

to Borrower, or the shortest period of written notice permitted by such law, whichever is smaller, shall be sufficient notice; and that to the extent permitted by law, Lender, its officers, attorneys and agents may bid and become purchasers at any such sale, if public, and may purchase at any private sale any of the Collateral that is of a type customarily sold on a recognized market or which is the subject of widely distributed standard price quotations. Any sale (public or private) shall be without warranty and free from any right of redemption, which Borrower shall waive and release after default upon Lender's request therefor, and may be free of any warranties as to the Collateral if Lender shall so decide. No purchaser at any sale (public or private) shall be responsible for the application of the purchase money. Any balance of the net proceeds of sale remaining after paying all Obligations of Borrower to Lender shall be returned to such other party as may be legally entitled thereto; and if there is a deficiency, Borrower shall be responsible for repayment of the same, with interest. Upon demand by Lender, Borrower shall assemble the Collateral and make it available to Lender at a place designated by Lender which is reasonably convenient to Lender and Borrower. Borrower hereby acknowledges that Lender has extended credit and other financial accommodations to Borrower upon reliance of Borrower's granting Lender the rights and remedies contained in this Agreement including without limitation the right to take immediate possession of the Collateral upon the occurrence of an Event of Default or after DEMAND with respect to Obligations payable on DEMAND and Borrower hereby acknowledges that Lender is entitled to equitable and injunctive relief to enforce any of its rights and remedies hereunder or under the UCC and Borrower hereby waives any defense to such equitable or injunctive relief based upon any allegation of the absence of irreparable harm to Lender.

Lender shall not be required to marshal any present or future security for (including but not limited to this Agreement and the Collateral subject to the security interest created hereby), or guarantees of, the Obligations or any of them, or to resort to such security or guarantees in any particular order; and all of its rights hereunder and in respect of such securities and guaranties shall be cumulative and in addition to all other rights, however existing or arising. To the extent that it lawfully may do so, Borrower hereby agrees that it will not invoke and irrevocably waives the benefits of any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of Lender's rights under this Agreement or under any other instrument evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or guaranteed. Except as required by applicable law, Lender shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining thereto beyond the safe custody thereof.

6.3 Cease Extending Credit. If an Event of Default shall occur, Lender may cease making advances or otherwise extending credit to or for the account of Borrower under this Agreement or under any other agreement now existing or hereafter entered into between Borrower and Lender.

6.4 Termination. If an Event of Default shall occur, Lender may terminate this Agreement as to any future obligation of Lender without affecting Borrower's obligations to Lender or Lender's rights and remedies under this Agreement or under any other document, instrument or agreement.

6.5 Application of Proceeds. All amounts received by Lender as proceeds from the disposition or liquidation of the Collateral shall be applied to Borrower's indebtedness to Lender as follows: first, to the costs and expenses of collection, enforcement, protection and preservation of Lender's lien in the Collateral, including court costs and reasonable attorneys' fees, whether or not suit is commenced by Lender; next, to those costs and expenses incurred by Lender in protecting, preserving, enforcing, collecting, liquidating, selling or disposing of the Collateral; next, to the payment of accrued and unpaid interest on all of the Obligations; next, to the payment of the outstanding principal balance of the Obligations; and last, to the payment of any other indebtedness owed by Borrower to Lender. Any excess Collateral or excess proceeds existing after the disposition or liquidation of the Collateral will be returned or paid by Lender to Borrower.

If any non-cash proceeds are received in connection with any sale of Collateral, Lender shall not apply such non-cash proceeds to the Obligations unless and until such proceeds are converted to cash.

6.6 Power of Attorney. Borrower hereby irrevocably constitutes and appoints Lender as Borrower's true and lawful attorney, with full power of substitution, at the sole cost and expense of Borrower but for the sole benefit of Lender, upon the occurrence of an Event of Default or after DEMAND with respect to Obligations payable on DEMAND, to convert the Collateral into cash, including, without limitation, completing the manufacture or processing of work in process, and the sale (either public or private) of all or any portion or portions of the inventory and other Collateral; to enforce collection of the Collateral, either in its own name or in the name of Borrower, including, without limitation, executing releases or waivers, compromising or settling with any Debtors and prosecuting, defending, compromising or releasing any action relating to the Collateral; to receive, open and dispose of all mail addressed to Borrower and to take therefrom any remittances or proceeds of Collateral in which Lender has a security interest; to notify Post Office authorities to change the address for delivery of mail addressed to Borrower to such address as Lender shall designate; to endorse the name of Borrower in favor of Lender upon any and all checks, drafts, money orders, notes, acceptances or other instruments of the same or different nature; to sign and endorse the name of Borrower on and to receive as secured party any of the Collateral, any invoices, freight or express receipts, or bills of lading, storage receipts, warehouse receipts, or other documents of title of the same or different nature relating to the Collateral; to sign the name of Borrower on any notice of the Debtors or on verification of the Collateral; and to sign, if necessary, and file or record on behalf of Borrower any financing or other statement in order to perfect or protect Lender's security interest. Lender shall not be obliged to do any of the acts or exercise any of the powers hereinabove authorized, but if Lender elects to do any such act or exercise any such power, it shall not be accountable for more than it actually receives as a result of such exercise of power, and it shall not be responsible to Borrower except for its own gross negligence or willful misconduct. All powers conferred upon Lender by this Agreement, being coupled with an interest, shall be irrevocable so long as any Obligation of Borrower or any Guarantor or surety to Lender shall remain unpaid or Lender is obligated under this Agreement to extend any credit to Borrower.

6.7 Nonexclusive Remedies. All of Lender's rights and remedies not only under the provisions of this Agreement but also under any other agreement or transaction shall be cumulative and not alternative or exclusive, and may be exercised by Lender at such time or times and in such order of preference as Lender in its sole discretion may determine. No course of dealing and no delay or omission on the part of Lender in exercising any right hereunder shall operate as a waiver of such right or any other right and waiver on any one or more occasions shall not be construed as a bar to or waiver of any right or remedy of Lender on any future occasion.

6.8 Letters of Credit. After the occurrence of an Event of Default that is continuing, Lender may require Borrower to pay immediately to Lender, for application against drawings under any outstanding Letters of Credit, the outstanding principal amount of any such Letters of Credit. Any portion of the amount so paid to Lender which is not applied to satisfy draws under any such Letters of Credit or any other obligations of any Borrower to Lender shall be repaid to any Borrower without interest. In addition, Lender may require that Borrower remit to Lender cash collateral in an amount, without duplication of any amounts required under the first sentence of this Section. equal to 102% of the aggregate undrawn amount of all outstanding Letters of Credit at such time, such cash collateral to be held by Lender in a cash collateral account on terms and conditions satisfactory to Lender.

## 7. MISCELLANEOUS

7.1 Waivers.

(a) Borrower waives notice of intent to accelerate, notice of acceleration, notice of nonpayment, demand, presentment, protest or notice of protest of the Obligations, and all other notices, consents to any renewals or extensions of time of payment thereof, and generally waives any and all suretyship defenses and defenses in the nature thereof.

(b) Each Person comprising Borrower hereby expressly waives (i) any and all benefits or defenses which otherwise might be available to such Person under California Civil Code Sections 2799, 2808, 2809, 2810, 2815, 2819, 2820, 2821,2822, 2838, 2839, 2845, 2849, 2850, 2899 and 3433; (ii) all rights and defenses such Person may have because the obligations guaranteed may be secured by real

property, (iii) all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a non-judicial foreclosure with respect to security for a guaranteed obligation, has destroyed such Person's rights of subrogation and reimbursement against Borrower by the operation of Section 580d of the California Code of Civil Procedure or otherwise; (iv) its rights of subrogation, reimbursement, indemnification and contribution, any right of recourse to security for the obligations of any other Person to Lender and any other rights and defenses that are or may become available to such Person, including without limitation, under California Civil Code Sections 2787 to 2855, inclusive, and California Code of Civil Procedure Sections 580a, 580b, 580d, or 726, and any successor Sections; and acknowledges that such a waiver is intended by such Person to be effective to the maximum extent permitted by California Civil Code Section 2856 and other applicable law; and (v) the effect of the illegality, invalidity or unenforceability of the Obligations of any other Person comprising Borrower, by any fraudulent, illegal or improper act by such Person, the legal incapacity or any other defense of such Person.

7.2 Intentionally Omitted.

7.3 Deposit Collateral. Borrower hereby grants to Lender a continuing lien and security interest in any and all deposits or other sums at any time credited by or due from Lender to Borrower and any cash, securities, instruments or other property of Borrower in the possession of Lender, including all accounts Borrower holds jointly with others, whether for safekeeping or otherwise, or in transit to or from Lender (regardless of the reason Lender had received the same or whether Lender has conditionally released the same) as security for the full and punctual payment and performance of all of the Liabilities and obligations of Borrower to Lender and such deposits and other sums may be applied or set off against such Liabilities and obligations of Borrower to Lender at any time, whether or not such are then due, whether or not demand has been made and whether or not other collateral is then available to Lender.

7.4 Disposal of Documents. All documents, schedules, invoices or other papers received by Lender from Borrower may be destroyed or disposed of 6 months after receipt by Lender.

7.5 Rights of Lender With or Without Default. Borrower agrees that Lender may at any time and at its option, whether or not Borrower is in default:

(a) Require Borrower to direct all Debtors to forward all remittances, payments and proceeds of the Collateral directly to Lender at such address as Lender may designate. In connection therewith, Borrower hereby irrevocably constitutes and appoints Lender as its attorney-in-fact to endorse Borrower's name on any notes, acceptances, checks, drafts, money orders or other evidence of payment that may come into Lender's possession.

(b) Require Borrower to deliver to Lender, at such times designated by Lender, records and schedules which show the status and condition of the Collateral, where it is located and such contracts or other matters which affect the Collateral.

(c) Make verification requests in writing or by telephone to any Debtor.

(d) Make inquiries of Borrower's trade vendors.

7.6 Debtor Indemnification. Borrower agrees to hold Lender harmless from and indemnify and defend Lender from any liability, claim, loss or expense (including, but not limited to, attorneys' fees) arising from any transaction between Borrower and any Debtor including, but not limited to, any loss, claim or liability arising from:

(a) Any violation of any federal or state consumer protection law (including, but not limited to, the federal Truth-In-Lending Act) and regulations promulgated thereunder.

(b) Improper collection practices or procedures of Borrower.

(c) Any unlawful acts taken by Borrower in connection with the collection of any Account(s).

(d) Any suit by any Person against Lender resulting or arising from such Person's dealings with Borrower.

7.7 Indemnification. Borrower shall indemnify, defend and hold Lender and its directors, officers, employees, agents and attorneys (each an "Indemnitee") harmless of and from any claim brought or threatened against any Indemnitee by Borrower, any Guarantor or endorser of the Obligations, or any other Person (as well as from reasonable attorneys' fees and expenses in connection therewith) on account of Lender's relationship with Borrower, or any Guarantor or endorser of the Obligations (each of which may be defended, compromised, settled or pursued by Lender with counsel of Lender's election, but at the expense of Borrower), except for any claim arising out of the gross negligence or willful misconduct of Lender. The within indemnification shall survive payment of the Obligations, and/or any termination, release or discharge executed by Lender in favor of Borrower.

7.8 Fees. Borrower will pay all of Lender's out-of-pocket expenses in connection with the preparation and negotiation of this Agreement. Any such out-of-pocket expenses not paid prior to or at closing shall be paid within 30 of days of receipt of invoice from Lender.

7.9 Costs and Expenses. Borrower shall pay to Lender on demand any and all costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements, court costs, litigation and other expenses) incurred or paid by Lender in establishing, maintaining, protecting or enforcing any of Lender's rights or the Obligations, including, without limitation, any and all such costs and expenses incurred or paid by Lender in defending Lender's security interest in, title or right to the Collateral or in collecting or attempting to collect or enforcing or attempting to enforce payment of the Obligations.

7.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement. A manual signature on a counterpart of this Agreement or of any other document to be delivered pursuant to this Agreement, an image of which has been transmitted electronically, will constitute an original signature for all purposes, and electronic transmission of such signature will constitute effective delivery of this Agreement or any such document for all purposes.

7.11 Severability. If any provision of this Agreement or portion of such provision or the application thereof to any Person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement (or the remainder of such provision) and the application thereof to other Persons or circumstances shall not be affected thereby.

7.12 Headings. The headings herein set forth are solely for the purpose of identification and have no legal significance.

7.13 Conflicting Provisions. To the extent the provisions contained in this Agreement are inconsistent with those contained in any other document, instrument or agreement executed pursuant hereto, the terms and provisions contained herein shall control. Otherwise, such provisions shall be considered cumulative.

7.14 Complete Agreement. This Agreement and the other Loan Documents constitute the entire agreement and understanding between and among the parties hereto relating to the subject matter hereof, and supersedes all prior proposals, negotiations, agreements and understandings among the parties hereto with respect to such subject matter. This Agreement may be amended only by an instrument in writing signed by Borrower and Lender.

7.15 Accuracy of Financial Statements. All financial statements, information and other data which may have been or which may hereafter be submitted by Borrower to Lender are true, accurate and correct and have been or will be prepared in accordance with GAAP and accurately represent the financial condition or, as applicable, the other information disclosed therein. Since the most recent submission of such

financial information or data to Lender, Borrower represents and warrants that no Material Adverse Effect has occurred which has not been fully disclosed to Lender in writing.

7.16 Binding Effect of Agreement. This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, and shall remain in full force and effect (and Lender shall be entitled to rely thereon) until released in writing by Lender. Lender may transfer and assign this Agreement and deliver the Collateral to the assignee, who shall thereupon have all of the rights of Lender; and Lender shall then be relieved and discharged of any responsibility or liability with respect to this Agreement and the Collateral. Borrower may not assign or transfer any of its rights or obligations under this Agreement. Except as expressly provided herein or in the other Loan Documents, nothing, expressed or implied, is intended to confer upon any party, other than the parties hereto, any rights, remedies, obligations or Liabilities under or by reason of this Agreement or the other Loan Documents.

7.17 Further Assurances. Borrower will from time to time execute and deliver to Lender such documents, and take or cause to be taken, all such other or further action, as Lender may request in order to effect and confirm or vest more securely in Lender all rights contemplated by this Agreement and the other Loan Documents (including, without limitation, to correct clerical errors) or to vest more fully in or assure to Lender the security interest in the Collateral granted to Lender by this Agreement or to comply with applicable statute or law and to facilitate the collection of the Collateral (including, without limitation, the execution of stock transfer orders and stock powers, endorsement of promissory notes and instruments and notifications to obligors on the Collateral). To the extent permitted by applicable law, Borrower authorizes Lender to file financing statements, continuation statements or amendments, and any such financing statements, continuation statements or amendments may be filed at any time in any jurisdiction. Lender may at any time and from time to time file financing statements, continuation statements and amendments thereto which contain any information required by the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including whether Borrower is an organization, the type of organization and any organization identification number issued to Borrower. Borrower agrees to furnish any such information to Lender promptly upon request. In addition, Borrower shall at any time and from time to time take such steps as Lender may reasonably request for Lender (i) to obtain an acknowledgment, in form and substance satisfactory to Lender, of any bailee having possession of any of the Collateral that the bailee holds such Collateral for Lender, (ii) to obtain "control" (as defined in the UCC) of any Collateral comprised of deposit accounts, electronic chattel paper, letter of credit rights or investment property, with any agreements establishing control to be in form and substance satisfactory to Lender, and (iii) otherwise to insure the continued perfection and priority of Lender's security interest in any of the Collateral and the preservation of its rights therein. Borrower hereby constitutes Lender its attorney-in-fact to execute, if necessary, and file all filings required or so requested for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; and such power, being coupled with an interest, shall be irrevocable until this Agreement terminates in accordance with its terms, all Obligations are irrevocably paid in full and the Collateral is released.

7.18 Terms of Agreement. This Agreement shall continue in full force and effect so long as any Obligations or other obligation of Borrower to Lender shall be outstanding, or Lender shall have any obligation to extend any financial accommodation hereunder, and is supplementary to each and every other agreement between Borrower and Lender and shall not be so construed as to limit or otherwise derogate from any of the rights or remedies of Lender or any of the Liabilities, obligations or undertakings of Borrower under any such agreement, nor shall any contemporaneous or subsequent agreement between Borrower and Lender be construed to limit or otherwise derogate from any of the rights or remedies of Lender or any of the Liabilities, obligations or undertakings of Borrower hereunder, unless such other agreement specifically refers to this Agreement and expressly so provides.

7.19 Persons comprising Borrower.

(a) The obligations of each Person or entity comprising Borrower shall be joint and several in nature. Each Person comprising Borrower agrees to be jointly and severally obligated on the Obligations with each other such Person; excluding any Excluded Swap Obligations. "Excluded Swap Obligation"

means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor of such Swap Obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal. "Swap Obligation" means, with respect to the Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act. "Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

(b) Each such Person and entity hereby irrevocably appoints each other such Person or entity as its agent for all purposes relevant to this Agreement and each of the other Loan Documents, including (i) the giving and receipt of notices, (ii) the execution and delivery of all documents, instruments and certificates contemplated herein and all modifications hereto, and (iii) the receipt of the proceeds of any Loans made by Lender. Any acknowledgment, consent, direction, certification or other action which might otherwise be valid or effective only if given or taken by all parties comprising Borrower, or by each such Person acting singly, shall be valid and effective if given or taken only by any such entity or Person acting alone, whether or not any other such Person or entity joins therein. Any notice, demand, consent, acknowledgement, direction, certification or other communication delivered to any such Person or entity in accordance with the terms of this Agreement shall be deemed to have been delivered to each such Person or entity.

7.20 Notices. Any notice under or pursuant to this Agreement shall be a signed writing or other authenticated record (within the meaning of Article 9 of the UCC). Any notices or other documents sent under or pursuant to this Agreement shall be deemed duly received and effective if delivered in hand to any officer of agent of Borrower or Lender, or if mailed by registered or certified mail, return receipt requested, addressed to Borrower at the address set forth in the preamble to this Agreement or Lender at the address set forth in the Loan Agreement together with a copy to Bank of the West, Asset Based Lending at 300 S. Grand Ave., SC-CAL-07-N, Los Angeles, CA 90071 or as any party may from time to time designate by written notice to the other party.

7.21 Governing Law. This Agreement shall be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of California without giving effect to the conflicts of laws principles thereof.

7.22 Reproductions. This Agreement and all documents which have been or may be hereinafter furnished by Borrower to Lender may be reproduced by Lender by any photographic, photostatic, microfilm, xerographic or similar process, and any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business).

7.23 Jurisdiction and Venue. Borrower irrevocably submits to the nonexclusive jurisdiction of any Federal or state court sitting in California, over any suit, action or proceeding arising out of or relating to this Agreement. Borrower irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Borrower hereby consents to any and all process which may be served in any such suit, action or proceeding, (i) by mailing a copy thereof by registered and certified mail, postage prepaid, return receipt requested, to Borrower's address shown in this Agreement or as notified to Lender and (ii) by serving the same upon Borrower in any other manner otherwise permitted by law, and agrees that such service shall in every respect be deemed effective service upon Borrower.

7.24 Civil Code Section 2822. In the event that at any time, a surety is liable upon only a portion of Borrower's Obligations under the Loan Documents and Borrower provides partial satisfaction of any such Obligation(s), Borrower hereby waives any right it would otherwise have, under Section 2822 of the California Civil Code, to designate the portion of the Obligations to be satisfied. The designation of the portion of the Obligation to be satisfied shall, to the extent not expressly made by the terms of the Loan Documents, be made by Lender rather than Borrower.

7.25 Waiver Of Jury Trial. BORROWER AND LENDER ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL RIGHT, AND THAT IT MAY BE WAIVED UNDER CERTAIN CIRCUMSTANCES. TO THE EXTENT PERMITTED BY LAW EACH PARTY, AFTER CONSULTING (OR HAVING THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF ITS CHOICE, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION RELATED TO THIS AGREEMENT OR ANY OTHER DOCUMENT, INSTRUMENT OR TRANSACTION BETWEEN THE PARTIES.

7.26 Judicial Reference Provision. In the event the above Jury Trial Waiver is unenforceable, the parties elect to proceed under this Judicial Reference Provision. With the exception of the items specified below, any controversy, dispute or claim between the parties relating to this Agreement or any other document, instrument or transaction between the parties (each, a "Claim"), will be resolved by a reference proceeding in California pursuant to Sections 638 et seq. of the California Code of Civil Procedure, or their successor sections, which shall constitute the exclusive remedy for the resolution of any Claim, including whether the Claim is subject to reference. Venue for the reference will be the Superior Court in the County where real property involved in the action, if any, is located, or in a County where venue is otherwise appropriate under law (the "Court"). The following matters shall not be subject to reference: (i) nonjudicial foreclosure of any security interests in real or personal property, (ii) exercise of self-help remedies (including without limitation set-off), (iii) appointment of a receiver, and (iv) temporary, provisional or ancillary remedies (including without limitation writs of attachment, writs of possession, temporary restraining orders or preliminary injunctions). The exercise of, or opposition to, any of the above does not waive the right to a reference hereunder.

The referee shall be selected by agreement of the parties. If the parties do not agree, upon request of any party a referee shall be selected by the Presiding Judge of the Court. The referee shall determine all issues in accordance with existing case law and statutory law of the State of California, including without limitation the rules of evidence applicable to proceedings at law. The referee is empowered to enter equitable and legal relief, and rule on any motion which would be authorized in a court proceeding, including without limitation motions for summary judgment or summary adjudication. The referee shall issue a decision, and pursuant to CCP §644 the referee's decision shall be entered by the Court as a judgment or order in the same manner as if tried by the Court. The final judgment or order from any decision or order entered by the referee shall be fully appealable as provided by law. The parties reserve the right to findings of fact, conclusions of law, a written statement of decision, and the right to move for a new trial or a different judgment, which new trial if granted, will be a reference hereunder. AFTER CONSULTING (OR HAVING THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF ITS CHOICE, EACH PARTY AGREES THAT ALL CLAIMS RESOLVED UNDER THIS REFERENCE PROVISION WILL BE DECIDED BY A REFEREE AND NOT A JURY.

*[Signature Page Follows]*

Executed as of the date first written above.

Borrower:

DYNATRONICS CORPORATION

By: ______________________________
Name: Kelvyn Cullimore, Jr.
Title: Chief Executive Officer

HAUSMANN ENTERPRISES, LLC

By: Dynatronics Corporation,
its Manager

By: ______________________________
Name: Kevin Cullimore, Jr.
Title: Chief Executive Officer

Accepted: BANK OF THE WEST

By: ______________________________
Name: ______________________________
Title: ______________________________

Executed as of the date first written above.

Borrower:

DYNATRONICS CORPORATION

By: ______________________________
Name: ____________________________
Title: _____________________________

HAUSMANN ENTERPRISES, LLC

By: Dynatronics Corporation,
its Manager

By: ______________________________
Name: ____________________________
Title: _____________________________

Accepted: BANK OF THE WEST

By: [signature]
Name: Kevin Gillette
Title: Director